7/23

08003975

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
JUL 25 2008
THOMSON REUTERS

REGISTRANT'S NAME Wheeling plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35108 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 7/24/08

WHEELTUG

ARIS
3-31-08

# WheelTug plc

## 2008 Annual Report

# About WheelTug plc

WheelTug® is a fully integrated ground propulsion system for aircraft. Built into the hubs of the nose wheels, it will give aircraft of full ground mobility (forward & reverse) without turbines or external tugs. In June 2005, a demonstration system was successfully tested at an Evergreen Aviation facility in Arizona on a Boeing 767. Delta Air Lines is the launch customer and exclusive development partner for the Boeing 737NG WheelTug. Several other key partners are in place for the cockpit interface and wiring, as well as to certify WheelTug with the FAA and worldwide.

WheelTug plc was incorporated on 5 February 2005 to develop and commercialize WheelTug technology.
WheelTug plc is a majority-owned subsidiary of Chorus Motors plc (CHOMF OTC-US).

# Contents

## Management's Letter to Members

19 June 2008

**Fellow Members:**

It has been an excellent year. WheelTug has added the core members of the development team, and launched the WheelTug® for the Boeing 737NG family of aircraft.

WheelTug's two Chorus® motors, installed in the nose wheels of planes like the Boeing 737, will give airliners on the ground full mobility without the use of the main turbines or tugs. The resulting improvements in efficiency, flexibility, fuel savings, and reduced maintenance aim to unlock savings of over US$ 750,000 per airplane per year. And the environmental benefits, in huge reductions in ground emissions, noise and pollution, are transformational. In sum, WheelTug® has the potential to revolutionize airport ground operations - and be of immense value to your company, our customers, and the environment.

After adding Delta Air Lines as our launch customer and development partner, we then welcomed Gilbert Thompson as our Senior Certification Advisor. Together with Newport Aeronautical, we now have partners providing a complete certification service to help WheelTug obtain regulatory approval in the United States with the FAA, and then worldwide. The addition of Newport was significant enough news to merit media coverage both in Design News, and in the Wall Street Journal.

In December we started building the development team as we officially launched the development work. Daniel Barbalata joined as our Program Manager, and he brings a wealth of experience to managing complex and far-flung aerospace development projects such as these.

In January we started courting development partners capable of handling the design, development, testing, and supply aspects of key WheelTug components. WheelTug systems themselves have four major components: the Chorus Motors that turn the wheels; the electronics that interface with the motors and the pilot; the cockpit interface; and the wiring that connects all of these elements together (known as a "wire harness"). We have announced Luxell Technologies Inc. (TSX:LUX) as our risk sharing development partner for the cockpit interface, and Co-Operative Industries Aerospace as our risk sharing development partner for the wire harness.

In both cases, our risk sharing partners are making a significant investment in time and resources in return for the exclusive supply rights for those components. WheelTug benefits by reducing the development risk of developing, testing and certifying components for which we have no specific expertise. We view the addition of these partners as extremely positive for WheelTug's future.

Alongside the development work comes our intellectual property protection. As of 31 March, we have 19 issued patents, and another 43 patents pending. Of those 43 applications, 26 were filed last year. Our patenting efforts remain a strong part of our operational efforts.

This coming year should be one with a great deal of development work. We expect to complete development work over the coming year, and by this time next year to be solidly in the certification stage. We hope to complete certification by the end of 2009, and be on revenue-generating flights soon after. Also within the next year we expect to have embarked on development of a WheelTug product for at least one more aircraft type to follow the 737NG. Discussions are already underway with potential partners and customers.

We thank you for your support and encouragement, and we look forward to a superb year!

## Management's Letter to Members (Continued)

To learn more, visit our website: (www.wheeltug.gi).

WheelTug plc

Isaiah Cox
CEO

Rodney T. Cox
Chairman

## Management's Discussion and Analysis of 2008 Results

We owe our parent company, Chorus Motors plc, US$632,794 (2007 - US$123,772), due to the development expenses being borne by WheelTug plc. Our key asset is the rights to the Chorus® Motor technology in moving aircraft on the ground, as well as the rights to patents on the WheelTug® concept and implementation that are owned by Borealis Technical Limited. These assets, as well as the expertise of Chorus and WheelTug personnel, is carried at a zero value on the books.

Your company is now being charged for its expenses and some corporate overheads. We expect to be funded by our majority shareholder, Chorus Motors plc. Chorus Motors has been selling WheelTug plc shares from its extensive holdings, and applying those funds to WheelTug obligations.

Depending in part on the desires of our minority shareholders, we are planning, within the next 18 months, to seek a share listing on a major European Exchange.

## Investor Information

Extensive information for investors can be found on our Website at www.wheeltug.gi. Our reports are posted there, as well as full information about the Company and our technologies.

If you have a question about WheelTug, please write to us at pr@wheeltug.gi.

## Forward-Looking Statement

The discussion of WheelTug plc's ("WheelTug") business and operations includes, in several instances, forward-looking statements that are based upon WheelTug's management's and advisors' good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect WheelTug's business and operations. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the WheelTug's technical and scientific staff, advisors, and consultants. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct or that the WheelTug's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the WheelTug's control.

All forward-looking statements involve risks and uncertainty. WheelTug undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described herein, and such statements shall be deemed in the future to be modified in their entirety by the WheelTug's public pronouncements, including those contained in all future reports and other documents filed by the WheelTug with the relevant securities commissions.

# WHEELTUG

## PUBLIC LIMITED COMPANY

**Gibraltar Registered No. 94119**

# Financial Statements

**for the year ended 31 March 2008**

## DIRECTORS AND OFFICERS

| Directors | Appointed | |
|---|---|---|
| Rodney T. Cox | 09 February 2005 | Director, Chairman of the Board |
| Isaiah W. Cox | 09 February 2005 | Director, Chief Executive Officer |
| Wayne S. Marshall | 09 February 2005 | Director |

**Secretary**

STM Fidecs Management (Gibraltar) Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

**Registered Office**

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

**Auditors**

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

## DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2008.

### Corporate Profile

The Company was incorporated in Gibraltar on 9 February 2005.

### Activities

The company is a licensee of Borealis Technical Technologies for the use of the Chorus Motor system for moving aircraft on the ground, as well as other intellectual property specific to WheelTug®. Marketing and planning efforts concluded last year, and the company has been developing the strategic partnerships with risk sharing partners, as well as adding key team members for engineering, project management, and FAA certification expertise.

### Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 12.

WheelTug plc is a member of the Borealis Family of Companies and is an indirect majority-owned subsidiary of Borealis Exploration Limited and a direct subsidiary of Chorus Motors plc. Chorus Motors plc owns 6,664,658 of our 6,933,348 outstanding shares, or 96.12 % of our shares. Like our parent and many of our Family Companies, WheelTug plc is incorporated in Gibraltar.

In March 2007,WheelTug plc and Delta Air Lines entered into an agreement in which the airline will assist your Company in developing WheelTug™ systems. Full development and approval of the system is expected sometime in 2009 and Delta, as WheelTug's launch customer, could begin installing the system on its fleet of B-737NG aircraft as early as late 2009. The agreement gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems for itself and for other airlines that desire such services. Delta already performs maintenance for more than 100 customers and this could serve as another opportunity to continue to grow its maintenance insourcing business. Delta has also acquired warrants to buy 600,000 shares of WheelTug plc at an average price of $36 per share.

In order to speed our drive to bring WheelTug to market, we appointed Gilbert Thompson as our Senior Certification Advisor in 2007. Mr. Thompson, who has more than 30 years experience of airplane certification with the US Federal Aviation Authority, will guide your Company through the certification process which ensures that new products meet the requirements of aviation authorities.

Our certification team was completed by the addition of Newport Aeronautical Development, Inc., who offer a full set of experts needed to certify a new product for the FAA and equivalent regulatory bodies worldwide.

WheelTug launched the development of the system for the 737NG when we added Daniel Barbalata as our Program Manager, and then added numerous consultants capable of aiding the development work. In addition to "in-house" talent, WheelTug also completed major transactions with Luxell Technologies Inc. (TSX:LUX), and Co-Operative Industries Aerospace. These partners agreed to take on the financial and technical obligations necessary to develop, test, and support the certification for the cockpit interface and wire harnesses, respectively. WheelTug may conclude additional strategic partnerships in the coming year.

These financial statements have been prepared in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP), with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As of 31 March 2008, the Company had net liabilities of US$632,794, (2007 - US$123,772)

## DIRECTORS' REPORT (Continued)

and to date has relied on the support of Borealis, which is also in the development stage. The continued operation and growth of the Company is dependent on its ability to receive continued financial support from its parent company and/or to develop potential joint venture partners, development partners, or investors. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

### Dividends

There were no dividends declared during the year.

### Directors and their Interests

The directors who served during the year were as stated on page 7.

The interests of the directors in the shares of the Company in the year were as follows.

| Shares held at | 31 March 2008 | 31 March 2007 |
|---|---|---|
| Rodney T. Cox | 1 | 1 |
| Wayne Marshall | 12,201 | 12,201 |
| Isaiah Cox | 18,001 | 18,001 |

### Share Options

As of 31 March 2008, there were no share options outstanding.

### Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Act 1930 and the Gibraltar Companies (Accounts) Act 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgments and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

### Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 19 June 2008

WheelTug plc

Rodney T. Cox
Director

Isaiah W. Cox
Director

## INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WHEELTUG PUBLIC LIMITED COMPANY

We have audited the financial statements of WheelTug plc for the year ended 31 March 2008 set out on pages 12 to 16. These financial statements have been prepared under the Accounting Policies set out on page 14.

This report is made solely to the Company's members as a body, in accordance with the Companies Act 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

**Basis of opinion**

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 5.

**AUDITORS' REPORT (Continued)**

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2008, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Act 1930, the Gibraltar Companies (Accounts) Act 1999, and the Gibraltar Companies (Consolidated Accounts) Act 1999.

Gibraltar
19 June 2008

**Moore Stephens**
CHARTERED ACCOUNTANTS

## PROFIT AND LOSS ACCOUNT
**for the year ended 31 March 2008**

| | Notes | 2008<br>$ | 2007<br>$ |
|---|---|---|---|
| **Expenditure** | | | |
| Administration fees | | (280,000) | - |
| Development fees | | (229,022) | (193,105) |
| **Total Expenditures** | | (509,022) | (193,105) |
| **Loss for the year** | | (509,022) | (193,105) |
| **Accumulated loss brought forward** | | (193,105) | - |
| **Accumulated loss carried forward** | | $ (702,127) | $ (193,105) |

The notes on pages 14 to 16 form part of these Financial Statements.

**BALANCE SHEET**
**as at 31 March 2008**

| | Notes | 31 March 2008 $ | 31 March 2007 $ |
|---|---|---|---|
| **Current Liabilities** | | | |
| **Creditors - amounts due within one year** | | | |
| Due to Parent Company | 2 | (632,794) | (123,772) |
| **Total Net Current Liabilities** | | (632,794) | (123,772) |
| **Total Net Assets / (Liabilities)** | | $ (632,794) | $ (123,772) |
| **Capital and Reserves** | | | |
| **Equity** | | | |
| Called up Share Capital | 3,4 | 69,333 | 69,333 |
| Profit and Loss Account | | (702,127) | (193,105) |
| **TOTAL SHAREHOLDER FUNDS** | | $ (632,794) | $ (123,772) |

Signed on behalf of the Board of Directors on 19 June 2008

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 14 to 16 form part of these Financial Statements.

## NOTES TO THE FINANCIAL STATEMENTS
**for the year ended 31 March 2008**

### 1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Act 1930 and the Gibraltar (Companies Accounts) Act 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
These financial statements have been prepared under the Accounting Policies set out

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Consolidation**
Consolidated accounts are not presented since the accounts of the company and its subsidiaries are consolidated in the accounts of the ultimate parent company.

e. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 9.

f. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Gibraltar (Companies Accounts) Act 1999, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

### 2. CREDITORS

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| Amount Due to Parent Company (Chorus Motors plc) | $ (632,794) | $ 123,772 |

Amounts due to the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment

**NOTES TO THE FINANCIAL STATEMENTS**
**for the year ended 31 March 2008 (Continued)**

## 3. CALLED UP SHARE CAPITAL

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| Authorised share capital | | |
| 10,000,000 ordinary shares @ $0.01 each | $ 69,333 | $ 69,333 |

| | Number of Shares | Share Capital<br>$ | Share Premium Account<br>$ | Total<br>$ |
|---|---|---|---|---|
| **At 31 March 2006** | 6,933,348 | 69,333 | - | 69,333 |
| Shares issued during the year | - | - | - | - |
| **At 31 March 2007** | 6,933,348 | 69,333 | | 69,333 |
| Shares issued during the year | - | - | - | - |
| **At 31 March 2008** | 6,933,348 | $ 69,333 | $ - | $ 69,333 |

**NOTES TO THE FINANCIAL STATEMENTS**
**for the year ended 31 March 2008 (Continued)**

## 4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

| | Share Capital | Share Premium Account | Profit & Loss Account | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **At 31 March 2006** | 69,333 | - | - | 69,333 |
| Shares issued during the year | - | - | - | - |
| Loss for the year | - | - | (193,105) | (193,105) |
| **At 31 March 2007** | 69,333 | - | (193,105) | (123,772) |
| Shares issued during the year | - | - | - | - |
| Loss for the year | - | - | (509,022) | (509,022) |
| **At 31 March 2008** | $ 69,333 | $ - | $ (702,127) | $ (632,794) |

## 5. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar

# 2008

# WheelTug plc

## NOTICE OF ANNUAL MEETING OF MEMBERS



**NOTICE** IS HEREBY GIVEN, that the Annual General Meeting of Members of WheelTug plc will be held on 24th day of June 2008, at the hour of 18:50 (Gibraltar time), at the offices of STM Fidecs Management Limited, 8-10 Queensway, Montagu Pavilion, Gibraltar, and on the Internet at www.wheeltug.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 1 Director, for a 3-year term.
2. To appoint auditors for the year ending 31 March 2009.
3. To table the financial statements for the year ended 31 March 2008.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company
5. To transact further and other business as may properly come before the meeting.

Dated this 2nd day of June 2008.

By Order of the Board of
**WheelTug plc**

**Rodney T. Cox, Ph.D.**
Chairman of the Board

**Isaiah W. Cox, A.B.**
Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any WheelTug plc office. The proxy will be available for voting on-line at the WheelTug plc website, www.wheeltug.gi from 11 June 2008. The proxy will also be accepted if sent in electronic form to proxy@wheeltug.gi. Even if you plan on attending the meeting electronically, we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.wheeltug.gi/investor/corpinfo.shtml.

# WheelTug plc
# 2008 PROXY

**SOLICITED BY MANAGEMENT**

I/We ________________________________ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall and STM Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ______________________ ______________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.wheeltug.gi on the 24th day of June 2008, at the hour of 18:50 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of Wayne S. Marshall, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of Moore Stephens, Chartered Accountants, Gibraltar, for Auditors of the Company for the year ending 31 March 2009.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this _____ day of ______________ 2008

______________________________

**Signature of Member** (name to be written as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

**Citizenship:** ______________________
**Occupation:** ______________________
**Phone #:** ______________________
**Email:** ______________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each Member can vote their Proxy and attend the Meeting and vote in person, or vote electronically. The Record Date for the meeting is 30 APRIL 2008.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This Proxy is acceptable if sent by electronic form to proxy@wheeltug.gi, and also can be voted at the WheelTug plc Web Site www.wheeltug.gi from 11 June 2008. Faxed copies are also acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the WheelTug plc corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the Notice; including the election of directors and the appointment of auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

# WheelTug plc



**GIBRALTAR COMPANY NUMBER 94119**
**INFORMATION CIRCULAR**
**Fiscal Year 2008**

**1. SOLICITATION OF PROXIES:**

This information circular is furnished in connection with the solicitation of proxies by the Management of WheelTug plc ("Company") for use at its Annual Meeting of Members to be held 24 June 2008 in Gibraltar and via the Internet at www.wheeltug.gi, with the Record Date of the meeting being 30 April 2008, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2008, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP).

**2. QUORUMS AND VOTING:**

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 6,933,348 shares were outstanding at the close of business 31 March 2008.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.wheeltug.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

**3. REVOCATION OF PROXIES:**

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@wheeltug.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

**4. PRINCIPAL HOLDERS OF VOTING SHARES:**

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2008 except:

Chorus Motors plc owns 6,709,065 shares which is 96.77% of the outstanding shares. Chorus Motors plc is 78.80% owned by Borealis Technical Limited.

**5. ELECTION OF DIRECTORS:**

| **Present Directors** | **Remaining Term** |
|---|---|
| Wayne S. Marshall, Ph.D. | Up for election |
| Isaiah W. Cox, A.B. | 1 year |
| Rodney T. Cox, Ph.D. | 2 years |

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2008.

**WAYNE S. MARSHALL** became a Director of the Company on 8 February 2005. He is Emeritus Professor of Business Administration, Long Island University. Dr. Marshall is Chairman of the Executive and Compensation Committees, and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Roche Bay plc, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Marshall is a Member of the Council of the VSBM Foundation Limited, among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 12,201 shares of WheelTug plc.

**THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.**

**RODNEY T. COX** became Chief Executive Officer on 8 February 2005. He is a member of the Executive. Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Cox is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 1 share of WheelTug plc.

**ISAIAH W. COX** became a Director of the Company on 8 February 2005. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Mr. Cox is a Member of the Council of the Jeremiah Toyam Cox Foundation Limited and the Hart Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 18,001 shares of WheelTug plc.

**STM Fidecs Management (Gibraltar) Limited** (formerly known as Fidecs Management Limited) became Corporate Secretary of the Company on 8 February 2005.

**6. APPOINTMENT OF AUDITORS:**

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

**7. INSURANCE:**

The Company has liability insurance for its various offices and facilities worldwide. The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

**8. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:**

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of WheelTug plc through its parent company Chorus Motors plc. WheelTug plc is being charged by its parent company, Chorus Motors plc for its share of development expenses.

**9. GENERAL:**

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 23 June 2008

**WheelTug plc**

Rodney T. Cox, Ph.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO



END